UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.8) *

Embraer S.A.
(Name of Issuer)

American Depository Receipts and Common Shares
(Title of Class of Securities)

29082A107
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[x]  Rule 13d-1(b)

	[ ]  Rule 13d-1(c)

	[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-98)

CUSIP No. 29082A107

1.
Names of Reporting Persons.

Brandes Investment Partners, L.P.

I.R.S. Identification Nos. of above persons (entities only).

33-0704072

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [ ]
(b)  [ ]

3.

SEC Use Only

4.
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each
Reporting Person With:

5.
  Sole Voting Power

  0

6.
  Shared Voting Power

  18,004,039 ADRs and 26,812,683 ORDs by Each

7.
  Sole Dispositive Power

  0

8.
  Shared Dispositive Power

  18,887,650 ADRs and 44,710,552 ORDs

9.
  Aggregate Amount Beneficially Owned by Each Reporting Person

  18,887,650 ADRs and 44,710,552 ORDs

10.
Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions)

[ ]

11.
Percent of Class Represented by Amount in Row (9)

16.24 %

12.
Type of Reporting Person (See Instructions)

IA, PN


CUSIP No. 29082A107

1.
Names of Reporting Persons.

CO-GP, LLC

I.R.S. Identification Nos. of above persons (entities only).

73-1677697

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [ ]
(b)  [ ]

3.

SEC Use Only

4.
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each
Reporting Person With:

5.
  Sole Voting Power

  0

6.
  Shared Voting Power

  18,004,039 ADRs and 26,812,683 ORDs

7.
  Sole Dispositive Power

  0

8.
  Shared Dispositive Power

  18,887,650 ADRs and 44,710,552 ORDs

9.
  Aggregate Amount Beneficially Owned by Each Reporting Person

  18,887,650 ADR and 44,710,552 ORD shares
  are deemed to be beneficially owned by CO-
  GP, LLC as a control person of the investment adviser. CO-GP, LLC disclaims any direct ownership of the shares reported in this
  Schedule 13G, except for an amount that is substantially less than one per cent of the number of shares reported herein.

10.
Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions)

[ ]

11.
Percent of Class Represented by Amount in Row (9)

16.24 %

12.
Type of Reporting Person (See Instructions)

CO, OO (Control Person)


CUSIP No. 29082A107

1.
Names of Reporting Persons.

Brandes Worldwide Holdings, L.P.

I.R.S. Identification Nos. of above persons (entities only).

33-0836630

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [ ]
(b)  [ ]

3.

SEC Use Only

4.
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each
Reporting Person With:

5.
  Sole Voting Power

  0

6.
  Shared Voting Power

  18,004,039 ADRs and 26,812,683 ORDs

7.
  Sole Dispositive Power

  0

8.
  Shared Dispositive Power

  18,887,650 ADRs and 44,710,552 ORDs

9.
Aggregate Amount Beneficially Owned by Each Reporting Person

  18,887,650 ADR and 44,710,552 ORD shares
  are deemed to be beneficially owned by
  Brandes Worldwide Holdings, L.P., as a
  control person of the investment adviser.
  Brandes Worldwide Holdings, L.P. disclaims any direct ownership of the shares reported in this Schedule 13G.

10.
Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions)

[ ]

11.
Percent of Class Represented by Amount in Row (9)

16.24 %

12.
Type of Reporting Person (See Instructions)

PN, OO (Control Person)


CUSIP No. 29082A107

1.
Names of Reporting Persons.

Glenn Carlson

I.R.S. Identification Nos. of above persons (entities only).

0

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [ ]
(b)  [ ]

3.

SEC Use Only

4.
Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each
Reporting Person With:

5.
  Sole Voting Power

  0

6.
  Shared Voting Power

  18,004,039 ADRs and 26,812,683 ORDs

7.
  Sole Dispositive Power

  0

8.
  Shared Dispositive Power

  18,887,650 ADRs and 44,710,552 ORDs

9.
Aggregate Amount Beneficially Owned by Each Reporting Person

  18,887,650 ADR and 44,710,552 ORD shares
  are deemed to be beneficially owned by Glenn
  Carlson, a control person of the investment adviser. Mr. Carlson disclaims any direct ownership of the shares reported in Schedule
  13G, except for the amount that is substantially less than one per cent of the number of shares reported herein.

10.
Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions)

[ ]

11.
Percent of Class Represented by Amount in Row (9)

16.24 %

12.
Type of Reporting Person (See Instructions)

IN, OO (Control Person)


Item 1(a)	Name of Issuer: Embraer S.A.

Item 1(b)	Address of Issuers Principal Executive Offices:
Av. Brigadeiro Faria Lima, 2170 12227-901 Sao Jose dos Campos,
Sao Paulo, Brazil

Item 2(a)	Name of Person Filing:
(i)	Brandes Investment Partners, L.P.
(ii)	CO-GP, LLC.
(iii)	Brandes Worldwide Holdings, L.P.
(iv)	Glenn Carlson

Item 2(b)	Address of Principal Business office or,
if None, Residence:
(i)	4275 Executive Square, 5th Floor, La Jolla, CA 92037
(ii)	4275 Executive Square, 5th Floor, La Jolla, CA 92037
(iii)	4275 Executive Square, 5th Floor, La Jolla, CA 92037
(iv)	4275 Executive Square, 5th Floor, La Jolla, CA 92037

Item 2(c)	Citizenship
(i)	Delaware
(ii)	Delaware
(iii)	Delaware
(iv)	USA

Item 2(d)	Title of Class Securities: American Depository
Receipts and Common Shares

Item 2(e)	CUSIP Number: 29082A107

Item 3.	If this statement is filed pursuant to 240.13d-1(b),
or 240.13d-2(b) or (c), check whether the person filing
is a:
(a)	[ ]	Broker or dealer registered under section 15
of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the
Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section
3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under
section 8 of the Investment Company Act
(15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with
240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment
fund in accordance with 240.13d-
1(b)(ii)(F).
(g)	[ ]	A parent holding company or control
person in accordance with 240.13d-
1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section
3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813).
(i)	[ ]	A church plan that is excluded from the
definition of an investment company under
section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[x]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

This statement is filed by Brandes Investment Partners, L.P., an investment adviser registered under the Investment Advisers Act of 1940, its control persons and its holding company. (See, also, Exhibit A.)

Item 4.	Ownership:
(a)	Amount Beneficially Owned: 18,887,650 ADRs and 44,710,552
ORDs
(b)	Percent of Class:	16.24 %
(c)	Number of shares as to which the joint filers have:
	(i)	sole power to vote or to direct the vote:
	     	0
	(ii)	shared power to vote or to direct the vote:
		18,004,039 ADRs and 26,812,683 ORDs
	(iii)	sole power to dispose or to direct the
		disposition of:	     0
	(iv)	shared power to dispose or to direct the
		disposition of:    18,887,650 ADRs and
		44,710,552 ORDs

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [ ]. N/A

Item 6.	Ownership of More than Five Percent on Behalf of
Another Person.
		N/A

Item 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent Holding Company.
		N/A

Item 8.	Identification and Classification of Members of the
Group.
		See Exhibit A

Item 9.	Notice of Dissolution of Group.
		N/A

Item 10.	Certification:
(a)	The following certification shall be included if
the statement is filed pursuant to 240.13d-1(b):

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 6, 2022

BRANDES INVESTMENT PARTNERS, L.P.

By:	/s/ Glenn Carlson
	Name: Glenn Carlson, General Partner
	CO-GP, LLC its General Partner

CO-GP, LLC

By:	/s/ Glenn Carlson
	Name: Glenn Carlson, General Partner

BRANDES WORLDWIDE HOLDINGS, L.P.

By:	/s/ Glenn Carlson
	Name: Glenn Carlson of CO-GP, LLC its General Partner

By:	/s/ Glenn Carlson
	Name: Glenn Carlson, Control Person


EXHIBIT A

Identification and Classification of Members of the Group

Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

Name: Brandes Investment Partners, L.P. (the Investment Adviser)
Classification: Investment adviser registered under Investment
Advisers Act of 1940

Name: Co-GP, LLC
Classification: A control person of the Investment Adviser

Name: Brandes Worldwide Holdings, L.P.
Classification: A control person of the Investment Adviser

Name: Glenn Carlson
Classification: A control person of the Investment Adviser


EXHIBIT B

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the Act) by and among the parties listed below, each referred to herein as a Joint Filer. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:  January 6, 2022

BRANDES INVESTMENT PARTNERS, L.P.

By: 	/s/ Glenn Carlson
	Name: Glenn Carlson, General Partner of Co-GP, LLC.

Co-GP, LLC.

By:	/s/ Glenn Carlson
	Name: Glenn Carlson, General Partner

EXHIBIT C

Disclaimer of Beneficial Ownership

Co-GP, LLC, Brandes Worldwide Holdings, L.P., Glenn Carlson, and Jeff Busby disclaim beneficial interest as to the shares referenced above, except for an amount equal to substantially less than one percent of the shares reported on this Schedule 13D. None of these entities or individuals holds the above-referenced shares for its/his own account except on a de minimis basis.

By:	/s/ Glenn Carlson
	Name: Glenn Carlson

By:	/s/ Jeff Busby
	Name: Jeff Busby